Exhibit 99.3

Appointment of Proxyholder

I/We, being holder(s) of Class B subordinate voting shares of Teck Resources Limited (“Teck”), hereby appoint Sheila A. Murray, Chair of the Board of Directors of Teck, or failing her, Jonathan H. Price, President and Chief Executive Officer of Teck, or failing him, Norman B. Keevil, III, Vice Chair of the Board of Directors of Teck (the “Teck Management Nominees”) or

Print the name of the person you are appointing if this person is someone other than the individuals listed above as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit), on all the following matters and any other matter that may properly come before the special meeting of shareholders of Teck (the “Meeting”) to be held on December 9, 2025 at 11:00 a.m. (Pacific Time) and at any adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Approval of the Merger	FOR	AGAINST
To consider and, if deemed advisable, approve, with or without variation, a special resolution, the full text of which is set out in Appendix “A” to the management information circular of Teck dated November 3, 2025 (the “Information Circular”), approving the plan of arrangement and any amendments or variations thereto pursuant to section 192 of the Canada Business Corporations Act, involving, among other things, the “merger of equals” of Anglo American plc and Teck in accordance with the terms of the arrangement agreement dated September 9, 2025 between Teck and Anglo American plc (as the same may be amended, supplemented or otherwise modified from time to time), as more particularly described in the Information Circular.	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this proxy will be voted FOR each matter by the Teck Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received no later than 11:00 a.m.

(Pacific Time) on December 5, 2025.

 Proxy Form – Special Meeting of Shareholders of Teck Resources Limited to be held on December 9, 2025, at 11:00 a.m. (Pacific Time)

 Notes to Proxy

1.	All holders of Class B subordinate voting shares have the right to appoint some other person(s) of their choice, who need not be a shareholder, to participate in and act on their behalf at the Meeting.
2.	To participate, ask questions and vote at the Meeting virtually, virtual participants (other than guests) will need a control number (see control number set forth on this proxy) and the following password “teck2025” (case sensitive). If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by Teck YOU MUST return your proxy by mail or by fax or by email to TSX Trust Company (“TSX Trust”) at the coordinates provided below, or by completing an online form at https://www.tsxtrust.com/control-number-request, by 11:00 a.m. (Pacific Time) on December 5, 2025 and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth on this proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.
3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this form. If you are voting on behalf of a corporation or another individual we may require additional documentation evidencing your power to sign the proxy with signing capacity stated.
4.	This form of proxy should be signed in the exact manner as the name appears on the proxy.
5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
6.	This form of proxy confers discretionary authority in respect of amendments or variations to matters before the Meeting or other matters that may properly come before the Meeting or any adjournments or postponements thereof.
7.	The securities represented by this proxy will be voted as directed by the shareholder; however, if such a specification is not made in respect of any matter, this proxy will be voted FOR such matter by the Teck Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit.
8.	The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for, and if you specify a choice with respect to any of these matters, the securities will be voted accordingly.

All holders should refer to the Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of Management of Teck.

Under applicable Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website https://services.tsxtrust.com/financialstatements and input code 7330A.

☐	I would like to receive quarterly financial statements
☐	I would like to receive annual financial statements

☐	I would like to receive the information circular for the next meeting
☐	I would like to receive future mailings by email at ____________________

INTERNET
Go to www.meeting-vote.com
Cast your vote online
View Meeting documents

To vote using your smartphone, please scan this QR Code è

To vote on the Internet you will need your control number. If you vote on the Internet, do not return this proxy.

MAIL, FAX or EMAIL
Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company
P.O. Box 721
Agincourt, ON M1S 0A1

You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com.

All proxies must be received no later than 11:00 a.m. (Pacific Time) on December 5, 2025.